April 3, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
File Nos. 333-221045; 811-23305

Dear Ms. Stojic:

This letter responds to your comments that we discussed on March 9, 2020, relating to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement filed on January 24, 2020, for the principal purpose of adding two new series, American Century Mid Cap Growth Impact ETF and American Century Sustainable Equity ETF (each, a “Fund” and collectively, the “Funds”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: We note portions of the filing are incomplete and we may have additional comments on information or exhibits supplied supplementally.

Response: We acknowledge the Staff’s comment.

2.
Comment: The Staff is aware that Natixis Advisers, L.P. filed an application (the “Application”) requesting exemptive relief to operate this type of nontransparent active ETF. The Commission issued an order (the “Order”) granting that relief on December 10, 2019. Please tailor disclosure throughout registration statement to conform to the specific exemptive relief granted by the Order including the relevant reps and conditions contained in the Application.

Response: We revised the disclosure as requested.

American Century Mid Cap Growth Impact ETF Prospectus

3.
Comment: The Application states that the Fund will include a legend describing how the Fund will operate differently from a traditional ETF. Revise the cover page to make the legend more prominent for example consider indenting the legend in a manner that offsets it from the rest of the text and using a larger font size. Consider other methods to better highlight the legend.

Response: We revised the legend as requested.

4.	Comment: Please revise the legend to include specific cross references to related principal risks by name.

Response: We revised the disclosure as requested.

5.	Comment: Please provide a completed fee table with the response.

Response: We provided a completed fee and example table supplementally to the Staff, the final filing will have a completed table.

6.
Comment: In the Principal Investment Strategies section of the American Century Mid Cap Growth Impact ETF (“MID”) prospectus, please revise the language to clarify that the Fund will invest in medium capitalization companies as opposed to medium sized companies. Medium “sized” is less descriptive and can be measured in different ways.

Response: We revised the disclosure as requested.

7.
Comment: In the first sentence of MID’s Principal Investment Strategies section, please clarify that the Fund will invest primarily in common stocks of exchange-traded securities. Does the Fund plan to invest in foreign securities per its exemptive relief as part of its principal investment strategies? If so, please disclose related strategies and risks. If the Fund plans to include foreign securities please discuss that the Fund’s investments in common stock listed on a foreign exchange must trade contemporaneously with the Fund.

Response: We clarified the disclosure as requested. The Fund does not plan to invest in foreign securities as part of its principal investment strategies.

8.
Comment: There are 17 United Nations Sustainable Development Goals (“UN SDG”), please provide further information on how MID will incorporate these goals into its strategy. For example, will the Fund only invest in portfolio companies that consider the UN SDG as part of their operating model? If a portfolio company does not identify the UN SDG as part of its operating policies, how will the Fund analyze whether the company considers these goals? What due diligence will the Fund conduct to determine how a portfolio company has incorporated the UN SDG? Will the Fund prioritize certain goals over others?

Response: We revised the disclosure as requested.

9.
Comment: MID has a nonfundamental policy to “invest at least 80% of the fund’s net assets in securities of medium [capitalization] companies.” Please remove the term “net” as the Fund may not borrow per its exemptive relief.

Response: We revised the disclosure as requested.

10.
Comment: Please apply MID’s 80% policy to the term “Impact” per Rule 35d-1. In this case, the Fund’s name indicates that it will invest in a particular type of security-impact investments-and the Fund’s strategy furthers that notion by applying the UN SDG screen. We consider the term “Impact” to carry similar names rule obligations as terms such as “ESG,” “Sustainable,” “Green,” etc.

Response: The term “impact” as used in the Fund’s name suggests an investment strategy rather than a security type. The Fund’s investment process analyzes companies using the UN SDG to identify companies that generate, or could generate, social and environmental impact alongside a financial return. The portfolio managers use a variety of information sources when considering “impact” and they do not require a certain score or metric for each security to qualify. We believe this view is consistent with the adopting release for Rule 35d-1 (Investment Company Names, Inv. Co. Act Release No. 24828 (January 17, 2001)) (the “Adopting Release”) and the Staff’s 2001 Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (“FAQs”). In the Adopting Release, the Commission stated that Rule 35d-1 does not apply to fund names that incorporate terms such as “growth” and “value”

since these terms connote types of investment strategies as opposed to types of investments. Similarly, in the FAQs, the Commission Staff opined that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment. . . . Likewise, the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.”

11.	Comment: At the end of strategy section, please disclose that the Fund is a nontransparent actively managed ETF.

Response: We revised the disclosure as requested.

12.
Comment: Please specifically state that the Fund will not disclose the daily holdings of the actual portfolio. Please also disclose that the Fund does not have a minimum overlap requirement between the proxy portfolio and the actual portfolio.

Response: We revised the disclosure as requested.

13.
Comment: Please consider reorganizing the Fund’s principal risks so that risks related to the proxy portfolio structure are listed first, followed by ESG risks second. These risks are the most prominent for this type of fund. Please also consider organizing the risks related to the Fund’s nontransparent structure under one main risk with related sub risks.

Response: We reorganized the disclosure as requested.

14.
Comment: Please add a principal risk that addresses MID’s foreign investments, if any. Given the Fund’s UN SDG strategy, please consider whether the Fund plans to invest in emerging markets, if so, include relevant risk disclosure.

Response: The Fund does not plan to invest in foreign or emerging market stocks as part of its principal investment strategy.

15.	Comment: Please add risk disclosure discussing predatory trading practices per the Application on page 17. Alternatively, please incorporate this disclosure into another related risk.

Response: We added the requested disclosure in the Proxy Portfolio Risk factor.

16.
Comment: Please add a risk that specifically discloses how trading halts effect the Fund given its nontransparent structure. Please add disclosure to state that if 10% or more of the Fund’s actual portfolio does not have readily available market quotations, the Fund will promptly request the exchange halt trading in the Fund’s shares, as discussed in footnote 36 of the Application. Also state that trading halts may have a greater impact on this Fund compared to other ETFs due to its lack of transparency. As stated on page 18 of the Application, please disclose that if the trading of a security held in the Fund’s actual portfolio is halted or otherwise does not have readily available market quotations and the advisor believes that the lack of any such readily available market quotations may affect the reliability of the proxy portfolio as an arbitrage vehicle or otherwise determines it is in the best interest of the Fund, the advisor promptly will disclose, on the Fund’s website, the identity and weighting of such security for so long as such security’s trading is halted or otherwise does not have readily available market quotations, and remains in the Actual Portfolio.

Response: We added the requested disclosure in the Trading Issues Risk factor.

17.
Comment: In the UN SDG Criteria Risk , the Fund should also consider risk disclosure related to the idea that ESG considerations may be linked to long term rather than short term returns. Second please define ESG factors here. The Fund must specify which of the 17 goals it plans to focus on or all, and whether those goals are E, S, or G focuses. The Fund also needs to disclose risks related to the accuracy and consistency of data reporting around ESG and UN SDG issues. These risks should be tailored to the Fund’s methodology for analyzing portfolio companies under the UN SDG or use of third party data providers.

Response: We revised the disclosure to clarify that the Fund uses the UN SDG rather than another “ESG” definition when evaluating companies.

18.
Comment: Please revise the Proxy Portfolio Risk to more closely track the language of the Application, particularly at page 10 under the section titled the NYSE Proxy Portfolio Methodology. Please also specifically include the following points:

a.	Please more specifically state that the Fund will not disclose the daily holdings of the actual portfolio.

Response: In response to Comment 12, this language appears in the Principal Strategies section.

b.	Please consider including risk disclosure explaining that the proxy portfolio methodology is novel and not yet proven as an effective arbitrage mechanism.

Response: We added the requested disclosure in the Proxy Portfolio Risk.

c.	Please note where appropriate that the Fund may incur expense to operate the proxy portfolio.

Response: The Fund will not incur any expenses to operate the proxy portfolio. The Fund’s shareholders pay a unified management fee. The advisor pays all expenses of managing and operating the Fund, other than the management fee payable to the advisor, brokerage and other transaction fees and expenses relating to the acquisition and disposition of portfolio securities, acquired fund fees and expenses, interest, taxes, litigation expenses, extraordinary expenses, and expenses incurred in connection with the provision of shareholder and distribution services under a plan adopted pursuant to Rule 12b-1 under the Investment Company Act (if any).

d.
Please explain that the effectiveness of the Proxy Portfolio as an arbitrage mechanism is contingent upon, among other things, the Fund’s factor model analysis creating a proxy portfolio that performs in a manner substantially identical to the performance of the Fund’s actual portfolio.

Response: We added the requested disclosure in the Proxy Portfolio Risk.

e.
Revise the last sentence of this risk to note that if the proxy portfolio methodology does not result in effective arbitrage, the Fund may exhibit wider premiums and discounts, bid/ask spreads, and tracking error per the Application on page 17. Additionally, please discuss here, or where appropriate, that at certain thresholds for such premiums and discounts spreads and tracking error, the Fund’s board will discuss and determine, what if anything, should be done to address such issues.

Response: We added the requested disclosure about wider premiums and discounts, bid/ask spreads, and tracking error in the Proxy Portfolio Risk. We added the requested disclosure about board notification thresholds in the Responsibilities of the Board section of the SAI.

f.
Please add a tracking error sub risk that discusses the Fund’s proxy overlap and the Fund’s potential for tracking error as described on page 11 of the Application. Please also disclose that the fund does not require a minimum proxy overlap with its actual portfolio and related risks.

Response: We added the tracking error disclosure in the Proxy Portfolio Risk. In response to     Comment 12, the fact that the fund does not require a minimum proxy overlap with its actual     portfolio appears in the Principal Strategies section.

19.	Comment: Remove the first sentence of the Proxy Portfolio Risk.

Response: We revised the disclosure as requested.

20.
Comment: The Fund’s Market Trading Risk should be revised to more closely track the language of the Application on Page 12. Specifically, add disclosure to state that publication of the proxy portfolio is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF and could cause the Fund’s shares to have wider spreads and larger premiums and discounts than fully transparent active ETFs using the same investment strategies. Alternatively, please consider whether a separate Premium Discount Risk is appropriate.

Response: This disclosure is included in the Proxy Portfolio Risk.

21.
Comment: In the Fund’s Authorized Participant Concentration Risk, or in a separate risk factor, disclose that the Fund is offering a novel and unique structure which may affect the number of entities willing to act as authorized participants and that this risk may be exacerbated during times of market stress. Please also discuss the potential consequences to the Fund and its investors if this risk is realized.

Response: We revised the disclosure as requested.

22.	Comment: Please apply global comments from Item 4 to Item 9.

Response: We revised the disclosure as requested.

23.	Comment: Please confirm supplementally that the Fund’s AFFE will not exceed 1 bps. Otherwise please include in fee table.

Response: We confirm that the Fund’s AFFE is not expected to exceed 1 bp. We also confirm that American Century Sustainable Equity ETF’s AFFE is not expected to exceed 1 bp.

24.
Comment: In Item 9, include a discussion of the Fund’s proxy portfolio methodology. Moreover, when describing such methodology, please disclose that the Fund does not require a minimum proxy overlap with its actual portfolio.

Response: Information about the proxy portfolio methodology appears in The Proxy Portfolio section of the prospectus. We included a cross reference to that section in Item 9.

25.	Comment: Please apply Item 4 risk comments to Item 9 risks.

Response: We revised the disclosure as requested.

26.
Comment: In the Market Trading Risk of Item 9 in the second paragraph, please add disclosure that trading halts may have greater impact on the fund than traditional ETFs because of its lack of transparency.

Response: We added this disclosure in the Trading Issues Risk.

27.	Comment: In the Funds’ Fundamental Investment Policies sections, please specify the number of days’ notice that shareholders will receive of a change in investment objective.

Response: We revised to include this disclosure under the heading “What is the fund’s investment objective.”

28.
Comment: In the second paragraph of the Fund’s Buying and Selling Shares section, please add disclosure to note the potential for wider spreads, given the nontransparent structure of the Fund. Especially during periods of market stress.

Response: We revised the disclosure as requested.

29.	Comment: In the Share Price and Distributions section, in the first sentence under The Proxy Portfolio, remove the term “full” from the first sentence.

Response: We revised the disclosure as requested.

30.	Comment: In the 5th sentence, of the Share Price and Distributions section, beginning “market participants can use…” please revise the language to more closely track the Application at page 10.

Response: We revised the disclosure as requested.

31.	Comment: Please disclose the Fund’s proxy portfolio methodology in detail in the Share Price and Distributions section.

Response: We revised the disclosure as requested.

32.
Comment: Please revise the last two sentences of The Proxy Portfolio section to more closely track the Application at page 11. Please also revise to include a description of the tracking error information that the Fund is required to provide at page 11 of the Application.

Response: We revised the disclosure as requested.

33.	Comment: In the Calculation of NAV section, please remove all references to debt securities.

Response: We revised the disclosure as requested.

34.
Comment: In the last paragraph above the Distributions section, please remove the following sentence: “Trading of securities in foreign markets may not take place every day the NYSE is open. Also, trading in some foreign markets and on some electronic trading networks may take place on weekends or holidays when the fund’s NAV is not calculated. So, the value of the Fund’s portfolio may be affected on days when you will not be able to purchase or sell fund shares.”

Response: The Funds are allowed to trade in foreign markets that trade contemporaneously with shares of the Funds. This disclosure is still appropriate and we respectfully decline to make the change.

35.	Comment: Please add language in the Calculation of NAV section that addresses the information that investors can find on the Fund’s website. See page 29, condition 2 of the Application.

Response: We revised the disclosure as requested.

36.
Comment: In the Premium/Discount Information section, please include the following information regarding premiums and discounts from page 15-16 of the Application, “The Fund’s website will include on a daily basis per share for each Fund the prior business day’s NAV… the website will also include the proxy portfolio for each Fund, the proxy overlap, and tracking error for each fund and bid ask spread information for each Fund.”

Response: We revised the disclosure as requested.

American Century Sustainable Equity ETF Prospectus

37.	Comment: Apply relevant comments from MID legend, summary prospectus and statutory prospectus to American Century Sustainable Equity ETF (“ESGA”).

Response: We revised the disclosure as requested.

38.
Comment: In the first sentence of ESGA’s Principal Investment Strategies, please clarify that the Fund will primarily invest in exchange-traded common stock of US companies. Second, does the Fund plan to invest in foreign securities per its exemptive relief as part of its principal strategies? If so, please disclose related strategies and risks.

Response: We revised the disclosure as requested. The Fund does not plan to invest in foreign securities as part of its principal strategies.

39.	Comment: In the Principal Investment Strategies section, revise “size” to “capitalization.”

Response: We revised the disclosure as requested.

40.
Comment: The Fund should clearly explain its definition of ESG and its specific ESG areas of focus. We appreciate that funds can reasonably differ in how they define ESG, however, the Fund must go beyond merely relying on the Advisor’s judgement without disclosing the factors considered. The Fund should also describe the criteria its uses in determining what issuers it considers to have strong ESG values consistent with its chosen ESG definition and focus. The disclosure generally should include whether the fund selects investments by reference to, for example, an ESG index, a third party rating organization, a proprietary screen and the factors the screen applies, or a combination of the above methods.

Response: We revised the disclosure as requested.

41.
Comment: In ESGA’s Principal Investment Strategies section, specify if the Fund defines “large cap” as those companies included in the S&P 500, if the Fund doesn’t use the S&P 500 for definition of “large cap,” add what it does use in Item 9.

Response: We revised the disclosure as requested.

42.	Comment: Please remove the word “net” from the Fund’s 80% test since the fund cannot borrow.

Response: We revised the disclosure as requested.

43.
Comment: The Fund must apply its 80% policy cumulatively to the terms sustainable and equity. Currently the Fund only applies an 80% policy to equity. Instead, the Fund needs to commit at least 80% of its assets to the equity securities of issuers that meet the Fund’s defined sustainability criteria.

Response: The term “Sustainable” as used in the Fund’s name suggests an investment strategy rather than a security type and thus Rule 35d-1 is inapplicable. Please see our response to Comment 10 for more information.

44.	Comment: In the ESG Criteria Risk, please specifically state that ESG funds may be tied to long term rather than short term returns. Please also add risk disclosure regarding the Fund’s use of third party data and scoring providers. This disclosure should note that ESG scores and other analysis might be incorrect or only take into account one of many ESG related components of portfolio companies. Moreover, scores and ratings across third party providers may not be consistent or comparable.

Response: We revised the disclosure as requested.

45.
Comment: Please identify the third party data providers the Fund plans to employ as part of its ESG strategy. Please also briefly summarize their criteria and methodology so an investor can understand how portfolio companies are evaluated.

Response: The Fund may or may not consider information provided by various third party sources, and the portfolio managers use proprietary models to weigh the information and ultimately make buy and sell decisions. These sources may change over time. We added disclosure explaining the Fund’s methodology when evaluating securities for ESG criteria.

46.
Comment: In the paragraph of the Principal Investment Strategies that addresses how portfolio managers decide how to sell securities, please remove the phrase “any other factor deemed relevant by the portfolio managers” or specify what those factors are.

Response: We deleted the language as requested.

Statement of Additional Information

47.	Comment: Please provide a ticker for ESGA when available.

Response: We added the ticker.

48.
Comment: Generally, revise SAI to reflect that the Funds may only invest in permissible investments as defined in the Application and describe those instruments accordingly. Remove references to any securities that are not permissible investments.

Response: We revised the disclosure as requested.

49.	Comment: Ensure the language of the Exchange Listing and Trading section is consistent with the Exchange’s 19b-4 filing once finalized.

Response: We will revise the filing to align with our 19b-4 language once it is final.

50.	Comment: Please add disclosure in the Exchange Listing and Trading section relating to trading halts per the Application at page 18.

Response: We revised the disclosure as requested.

51.	Comment: In the Fund Investment Guidelines section, change the term “semi transparent” to “nontransparent.”

Response: We revised the disclosure as requested.

52.
Comment: Please include disclose acknowledging that American Century is a licensee of the Natixis NYSE methodology and that the Funds operate in reliance on an exemptive order incorporating by reference the Natixis relief. Please also specify here the Fund invests in permissible investments as defined in the Application.

Response: We revised the disclosure as requested.

53.	Comment: Please remove the parenthetical “(including convertible securities, warrants and rights),” as these are not permissible.

Response: We revised the disclosure as requested.

54.
Comment: Please supplementally explain how MID plans to ensure it meets diversification requirements given that it is a focused fund, and screens for mid capitalization and UN SDG securities. Will these combined strategies significantly limit the Fund’s investable universe?

Response: The Fund will be nondiversified, and we updated the disclosure accordingly.

55.	Comment: Please revise the Cash and Cash Equivalents section of the Funds’ permissible investments to align with footnote 17 of the Application.

Response: We revised the disclosure as requested.

56.
Comment: Please reconcile the first sentence of the first paragraph of the Equity Securities and Equity Equivalent Securities section with the Funds’ permissible investments as described on page 8 of the Application. Remove references to “securities convertible into common stock or preferred stock, such as warrants, rights, convertible debt . . . .” Generally, the use of the term “equity equivalent” is confusing, please revise.

Response: We revised the disclosure as requested.

57.	Comment: Please supplementally address whether the Funds plan to sell futures and, if so, whether such sales would comply with the prohibition on short selling in the exemptive Application.

Response: The Funds do not plan to sell futures short.

58.	Comment: In the Other Investment Companies section, first sentence, please delete references to any types of securities in which the Funds may not invest per the Application.

Response: We revised the disclosure as requested.

59.	Comment: In the Fundamental Investment Policies section, please add a disclaimer that the Funds are limited by their exemptive relief.

Response: We revised the disclosure as requested.

60.	Comment: Please tailor The Proxy Portfolio section to more closely track the language of the Application at page 5.

Response: We revised the disclosure as requested.

61.
Comment: Please include a detailed discussion of the board monitoring thresholds where appropriate in the SAI per page 17 of the Application. Please also include a discussion of trading halt thresholds where appropriate per page 18 of the Application.

Response: We revised the disclosure to include the board monitoring thresholds in The Proxy Portfolio section and to include the trading halt thresholds in the Exchange Listing and Trading section.

62.	Comment: Please revise the last paragraph of The Proxy Portfolio section to more closely track Application at page 5.

Response: We revised the disclosure as requested.

63.
Comment: Please include information regarding the proxy portfolio disclosures found at page 10 of the Application in the Disclosure of Portfolio Holdings section. Please also include information on proxy portfolio disclosures found on page 5 of the Application including footnotes 7 and 8.

Response: We revised the disclosure as requested.

64.	Comment: Please confirm supplementally that the Fund’s disclosure of portfolio holdings will comply with Regulation FD and include relevant Regulation FD disclosure from page 18 of the Application.

Response: We confirm that our disclosure of portfolio holdings policy will comply with Regulation FD. We revised the disclosure as requested.

65.	Comment: In the Costs Associated with Creation Transactions section, delete reference to foreign exchanges.

Response: The Funds are allowed to trade on foreign exchanges that trade contemporaneously with shares of the Funds. This disclosure is still appropriate and we respectfully decline to make the change.

66.	Comment: In the Costs Associated with Creation Transactions section, in the “Maximum Additional Charge” header remove the word “Additional.”

Response: We revised the disclosure as requested.

67.
Comment: In the Redemption of Creation Units section, confirm that the creation and redemption policy and the relevant disclosure in this section reflect the fact that the deposit instruments of the Funds will be the same as the proxy portfolio as explained on page 13 of the Application.

Response: We confirm that our policy and our disclosure state that: “The names and quantities of the instruments that constitute the Fund Deposit will be the same as the Fund’s Proxy Portfolio, except to the extent purchases and redemptions are made entirely or in part on a cash basis.”

68.	Comment: In the Placement of Redemption Orders section, please delete references to holidays in a non-U.S. market and the U.S. bond market.

Response: We deleted the reference to the U.S. bond market, but left the reference to holidays in a non-U.S. market since the Funds may invest in foreign shares that trade contemporaneously with the Funds’ shares.

69.	Comment: In the Placement of Redemption Orders section, delete the disclosure discussing “applicable non-U.S. jurisdiction.”

Response: The Funds are allowed to trade in foreign markets that trade contemporaneously with shares of the Funds. This disclosure is still appropriate and we respectfully decline to make the change.

70.	Comment: In the Investment Advisor section, discuss or provide a cross reference to discussion of advisor’s oversight role.

Response: We revised the disclosure as requested.

71.	Comment: Clarify who will be a party to the Securities Lending Agent agreement.

Response: We revised the disclosure as requested.

If you have any questions with regard to the above responses, please contact the undersigned at Ashley_bergus@americancentury.com or 816-340-3275.

Sincerely,

/s/ Ashley Bergus
Ashley Bergus
Assistant Secretary